FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2007

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated July 31, 2007

Document 2 Material Change Report dated July 31, 2007

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

July 31, 2007

MILNER NICKEL/SILVER PROPERTY ACQUIRED

Vancouver, British Columbia, July 31, 2007 – Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Owl Lake Property, located in the Thunder Bay Mining District, Ontario. Consideration for the Property consists of $10,000 and $80,000 in cash or share equivalent based on the average trading price of the Company’s shares over the previous 10 days from the payment date over two years. There is a 2% net smelter return payable half of which may be purchased for $250,000.

The Owl Lake Property is located about 20 kilometres northeast of Terrance Bay, Ontario. Molybdenum was first reported on the property in the 1920’s. Molybdenum occurs in a quartz-rich zone in a fractured apilitic granite that intrudes greenstone. Limited exploration has been done to date. Amador plans to initially prospect and map existing showings to assess the preferred orientation of the mineralization. This work will be used to cut a detailed grid with geophysical and/or geochemical surveys prior to trenching or drilling to assess the size potential of molybdenum mineralization.

About Amador

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits. During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company’s assets are entirely within Canada with a strong focus in Ontario. These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

AMADOR GOLD CORP.

On behalf of the Board of Directors

Richard W. Hughes, Chairman

For Further Information Contact: The Hughes Exploration Group

Phone: (604) 685-2222 or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with Company Chairman and President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

TO: British Columbia Securities Commission
Alberta Securities Commission

Item 1. Name and Address of Company

Amador Gold Corp.
#711 – 675 West Hastings Street
Vancouver, British Columbia V6B 1N2

Item 2. Date of Material Change:

July 31, 2007

Item 3. News Release

The press release was issued on July 31, 2007 at Vancouver, Canada.

Item 4. Summary of Material Change

The Company is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Owl Lake Property, located in the Thunder Bay Mining District, Ontario.

Item. 5 Full Description of Material Change

The Company is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Owl Lake Property, located in the Thunder Bay Mining District, Ontario. Consideration for the Property consists of $10,000 and $80,000 in cash or share equivalent based on the average trading price of the Company’s shares over the previous 10 days from the payment date over two years. There is a 2% net smelter return payable half of which may be purchased for $250,000.

The Owl Lake Property is located about 20 kilometres northeast of Terrance Bay, Ontario. Molybdenum was first reported on the property in the 1920’s. Molybdenum occurs in a quartz-rich zone in a fractured apilitic granite that intrudes greenstone. Limited exploration has been done to date. Amador plans to initially prospect and map existing showings to assess the preferred orientation of the mineralization. This work will be used to cut a detailed grid with geophysical and/or geochemical surveys prior to trenching or drilling to assess the size potential of molybdenum mineralization.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable. This report is not being filed on a confidential basis.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Richard Hughes, President
Telephone: (604) 685-2222

Item 9. Date of Report

Dated at Vancouver, British Columbia this 31st day of July 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: July 31, 2007 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary